SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)


                          DETECTION SYSTEMS, INC.
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                              (Name of Issuer)


                  Common Stock, par value $0.05 per share
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                       (Title of Class of Securities)

                                250644 10 1
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                               (CUSIP Number)

                       Frank J. Ryan, Vice President
                          Detection Systems, Inc.
                            130 Perinton Parkway
                             Fairport, NY 14450
                                716-421-4225
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 10, 2000
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          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].


                     (Continued on the following page)
                            (Page 1 of 2 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1. Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (Entities only)

      Karl H. Kostusiak

2.    Check the Appropriate Box if a Member of a Group (a) [ ]
                                                       (b) [ ]

3.    SEC Use Only

4.    Source of Funds
            N/A

5.    Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)[ ]

6.    Citizenship or Place of Organization:
      United States of America

Number of        7. Sole Voting Power             383,721
shares
beneficially     8. Shared Voting Power           none
owned by
each             9. Sole Dispositive Power        383,721
reporting
person with      10. Shared Dispositive Power     none


11.   Aggregate amount beneficially owned by each reporting person
      579,561 (1)

12.   Check box if the aggregate amount in row (11) excludes certain shares*[ ]

13.   Percent of class represented by amount in row (11)
      8.9%

14.   Type of reporting person:
      IN

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(1)  Includes 179,840 shares which may be acquired by Mr. Kostusiak upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans and 16,000 shares which may be acquired upon the exercise of warrants and options.

                            (Page 2 of 2 pages)



Item 1.   Security and Issuer.

          Common Stock, par value $0.05 per share
          Detection Systems, Inc.
          130 Perinton Parkway
          Fairport, NY 14450

Item 2.   Identity and Background.

      Name.  Karl H. Kostusiak

      Residence or Business Address. Detection Systems, Inc., 130 Perinton Parkway, Fairport, NY 14450

      Present Principal Occupation. Chairman, CEO and President of Detection Systems, Inc.

      Criminal Proceedings. None.

      Civil Proceedings. None.

      Citizenship. United States of America

Item 3.   Source and Amount of Funds or Other Consideration.  N/A

Item 4.   Purpose of Transaction.  N/A

Item 5.   Interest in Securities of the Issuer.

a.  Aggregate Amount Beneficially Owned: 579,561(2) or 8.9% of class

b.  Number of Shares as to which such person has:
            1. sole power to vote or to direct the vote:  383,721
            2. shared power to vote or to direct the vote:  0
            3. sole power to dispose or to direct the disposition of:  383,721
            4. shared power to dispose or to direct the disposition of:   0

c.   Transactions effected during the past 60 days.  N/A

d.   Other Persons Having Right to Receive or Direct.       N/A

e.   Date on Which Reporting Person Ceased to be 5%  Holder.  N/A

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(2)   Includes 179,840 shares which may be acquired by Mr. Kostusiak upon retirement pursuant to the Company's Deferred Compensation and Deferred Stock Bonus Plans and 16,000 shares which may be acquired upon the exercise of warrants and options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Detection Systems, Inc. (the "Company") has entered into an agreement with Robert Bosch GmbH ("Bosch") dated as of December 10, 2000, whereby the Company will become a wholly-owned subsidiary of Bosch through a tender offer and merger. In connection with such agreement, the reporting person entered into a Voting and Stock Option Agreement with Bosch, dated as of the same date, whereby the reporting person: (i) granted an $18 per share option to Bosch with respect to the shares owned by him in certain circumstances where such tender offer and merger are completed; (ii) agreed to tender his shares in Bosch's tender offer; and (iii) granted an irrevocable proxy to Bosch in connection with certain matters related to the tender offer.


Item 7.   Material to be Filed as Exhibits.

      Exhibit A. Voting and Option Agreement, dated as of December 10, 2000, by and among Robert Bosch GmbH, Karl H. Kostusiak and David B. Lederer.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          December 13, 2000
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                          (Date)

                          /s/   Karl H. Kostusiak
                          ----------------------------------------
                          (Signature)

                          Karl H. Kostusiak, Chairman, President & CEO
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                          (Name/Title)